ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

Jimena Acuña Smith
T +1 415 315 2306
jimena.smith@ropesgray.com

June 21, 2024

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) and Impax Funds Series Trust III (File Nos. 333-194601, 811-22935) (each a “Registrant” or “Trust” and collectively, the “Registrants” or “Trusts”)

Dear Ms. Browning:

We are writing to respond to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 20, 2024 in connection with the Registrants’ preliminary proxy statement filed on Schedule 14A with the Commission on May 24, 2024 (the “Preliminary Proxy Statement”). The Staff previously provided comments on the Preliminary Proxy Statement on May 30, 2024 and June 3, 2024 (the “Initial Comments”) to which the Registrant provided responses in an initial response letter dated June 21, 2024 (the “Initial Response Letter”), a preview of which was submitted to the Staff on June 18, 2024.

The Staff’s supplemental comments are summarized below, followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Comment: With regard to the two proposals concerning the fundamental investment restriction on concentration, please revise the descriptions of the proposals and the proposed fundamental investment restriction in the comparison chart to add “or group of industries” pursuant to Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended. Alternatively, if not revised, please confirm supplementally that the Funds will not concentrate in a “group of industries.”

Response: The Registrant confirms that the Funds will not concentrate more than 25% of the value of their assets in any one industry or group of related industries.

2.	Comment: In the Questions & Answers section as well as in the Proxy Statement, pursuant to Item 4 of Schedule 14A, please state by whom the cost of the solicitation has or will be borne, directly or indirectly (e.g., shareholders of the Funds).

Response: The Registrant notes that the current disclosure states that “Each Fund will bear a portion of the costs of this solicitation.” The Registrant believes that the current disclosure will be sufficiently understood by a reasonable investor. However, in response to the Staff’s comment, the Proxy Statement will be revised, as follows:

“~~Each Fund will bear a portion of the costs of this solicitation.~~ The costs of this solicitation will be borne by the Funds.”

3.	Comment: In the Questions & Answers section, please provide examples of what it means for certain expenses to not be “readily identifiable.”

Response: In response to the Staff’s comment, the Proxy Statement will be revised, as follows:

“Expenses of the solicitation that are readily identifiable to a specific Fund will be applied to that Fund (i.e., costs specific to Proposals 2a and 2b will be borne by the shareholders of Impax International Sustainable Economy Fund and Impax Ellevate Global Women’s Leadership Fund, respectively); expenses that are not readily identifiable to a specific Fund (i.e., costs that are not specific to a particular proposal) will be allocated among the Funds pro rata based on number of shareholder accounts.”

4.	Comment: Please clarify that merely attending the meeting does not, by itself, constitute a revocation of a properly executed proxy previously submitted.

Response: The Registrant respectfully submits that both the Notice and the Proxy Statement state that a shareholder may change their vote, even though a proxy has already been returned, “by written notice” or by “submitting a subsequent proxy” or by “voting in person at the Meeting,” meaning that mere attendance at the Meeting, absent a vote, would not constitute a revocation of a properly executed proxy that was previously submitted. Accordingly, the Registrant declines to make the requested change.

5.	Comment: In the Notice, please state the date and time by which a proxy must be received in order to be voted at the Meeting.

Response: The Registrant notes that each of the Proxy Statement and Notice provide as follows: “All proxy cards solicited that are properly executed and received in time to be voted at the Meeting will be voted at the Meeting or any adjournment thereof according to the instructions on the proxy card.” The Registrant believes that the current disclosure will be sufficiently understood by a reasonable investor. Accordingly, the Registrant declines to make additional changes.

6.	Comment: With regard to the two proposals concerning the fundamental investment restriction on concentration, please revise the proposed fundamental investment restriction in the comparison chart to add “total,” to clarify that the reference to assets is a reference to “total assets” pursuant to the instruction to Item 8(2)(b) of Form N-2 with respect to closed-end investment companies, instead of “net assets” pursuant to instruction 4 to Item 9(b)(1) of Form N-1A with respect to open-end investment companies. The Staff notes that the reference to “net assets” in the instruction to Form N-1A is incorrect.

Response: The Registrant acknowledges the Staff’s comment. The Registrant notes that the proposed fundamental investment restriction on concentration is the same fundamental investment restriction on concentration for other Impax Funds in the same registration statement and that such a change would be confusing to Fund shareholders. Accordingly, the Registrant declines to make the requested change.

7.	Comment: With regard to the two proposals concerning the fundamental investment restriction on concentration, please revise the proposed fundamental investment restriction in the comparison chart from “may not” to “will not.”

Response: The Registrant acknowledges the Staff’s comment. The Registrant notes that the proposed fundamental investment restriction on concentration is the same fundamental investment restriction on concentration for other Impax Funds in the same registration statement and that such a change would confuse Fund shareholders. Accordingly, the Registrant declines to make the requested change.

* * * * *

We hope that the foregoing response adequately addresses the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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